FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2013

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly-Held Corporation

CNPF/MF n.º 47.508.411/0001-56

NOTICE TO THE MARKET

Companhia Brasileira de Distribuição (“Company”) hereby informs that it has received the correspondence below in this date, from Casino Guichard-Perrachon, Company’s controlling shareholder.

The Company’s Investor Relations Department is at shareholders’ disposal to clarify any matters relating to the purpose of this Notice through telephone number +55 11 3886-0421 or e-mail gpa.ri@grupopaodeacucar.com.br.

São Paulo, October 18, 2013

Daniela Sabbag

Investor Relations Officer

Paris, October 18th, 2013.

To

Companhia Brasileira de Distribuição (“CBD”)

Avenida Brigadeiro Luis Antônio, 3142

01402-901 – São Paulo, SP – Brazil

Attn.: Mr. Eneas Pestana and Ms. Daniela Sabbag

Chief Executive Officer and Investor Relations Officer

Tel.: 55 11 3886-0421

e-mail: gpa.ri@grupopaodeacucar.com.br

Re: Conclusion of the Swap Agreement and Disclosure of Information Regarding Material Shareholding

Dear Sirs,

Pursuant to Article 12 of CVM Instruction No. 358/02, Casino, Guichard-Perrachon, a joint-stock company headquartered at 1, Esplanade de France – 42000 Saint-Etienne, France (“Casino”), Segisor, a company headquartered at 1, Esplanade de France, Saint-Etienne - 42000, Saint-Etienne, France, and enrolled with the Brazilian Corporate Taxpayer File (CNPJ/MF) under No. 05.710.423/0001-49 (“Segisor”), and Sudaco Participações Ltda., a limited liability company headquartered at Rua Libero Badaró, 293, 27º andar, cj. D, 70, São Paulo – SP, enrolled with the Brazilian Corporate Taxpayer File (CNPJ/MF) under No. 07.821.866/0001-02, and investment vehicles related to Casino (altogether the “Casino Group”), and in complement to the material fact disclosed by CBD on September 6th, 2013, as well as the notice to the market dated as of September 9th, 2013, hereby inform you of what follows:

(i)                 The period of fifteen (15) days from the publication of the approval without restrictions by the Superintendence-General of CADE, published in the Federal Official Gazette on October 1st, 2013, in accordance with article 122 of the Administrative Council for Economic Defense (“CADE”) for the submission of the appeal or challenge by CADE’s Tribunal has expired yesterday, permitting thus the conclusion of the swap of the remaining portion of preferred shares issued by CBD for shares issued by Wilkes Participações S.A. (“Wilkes”), in accordance with the terms of the Swap Agreement entered into by Casino Group and Mr. Abilio dos Santos Diniz jointly with its related parties (“AD Group”) on September 6th, 2013.

(ii)               Accordingly, on the date hereof, eleven million, two hundred and twenty-nine thousand and seventy-five (11,229,075) preferred shares of CBD held by Casino Group were swapped for the same amount of Wilkes’ common shares held by AD Group.

Thus, at the end of the remaining swap described above, Casino Group, jointly with its controlling shareholder Rallye SA, will be the owner of the totality of Wilkes’s corporate capital and of four million, eight hundred and eighty seven thousand, eight hundred and nineteen (4,887,819) CBD’s preferred shares.

Casino Group does not hold debentures convertible into shares issued by CBD.

Sincerely,

__________________________

Casino Guichard-Perrachon

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: October 18, 2013	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.